UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 2)

Under the Securities Exchange Act of 1934

DUO WORLD, INC.

(Name of Issuer)

Common Stock, $.001 Par Value

(Title of Class of Securities)

266037 100

(CUSIP Number)

March 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[  ] Rule 13d-1(c)

[X] Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.: 266037 100	13G/A	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS Muhunthan Canagasooryam I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Voluntarily withheld
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Sri Lanka

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 6 7 8	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	85,000,000 (1) -0- 85,000,000 (1) -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 85,000,000 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11). 73.43 % of Common Stock
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

Include 35,000,000 shares of Common Stock. Includes 5,000,000 shares of Series A Preferred Stock, each share of which is entitled to one (1) vote per share on all matters presented for a vote of shareholders. These votes are cast along with the votes cast by holders of the issuer’s Common Stock and not as a separate class. Each share of Series A Preferred Stock is convertible into 10 shares of the issuer’s Common Stock. In accordance with Rule 13d-3, these 5,000,000 shares of Series A Preferred Stock equate to 50,000,000 shares of Common Stock. These 50,000,000 shares are included in both the numerator and denominator for purposes of calculating Mr. Canagasooryam’s beneficial ownership in the issuer’s Common Stock.

13G/A

Item 1.

(a)	Name of Issuer

Duo World, Inc.

(b)	Address of Issuer’s Principal Executive Offices

c/o Duo Software (Pvt.) Ltd., No. 6, Charles Terrace, Off Alfred Place,, Colombo 03, Sri Lanka.

Item 2.

(a)	Name of Person Filing

Muhunthan Canagasooryam, President of Duo World, Inc.

(b)	Address of Principal Business Office or, if none, Residence

No. 6, Charles Terrace, Off Alfred Place
Colombo 03, Sri Lanka

(c)	Citizenship

Sri Lanka

(d)	Title of Class of Securities

Common Stock, $.001 par value

(e)	CUSIP Number

266037 100

Item 3.	If this statement is filed pursuant to section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in section 3(a)19 of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ]	An investment advisor in accordance with section 240.13d-1(b)(1)(ii)(E).

(f)	[ ]	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g)	[ ]	A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).

(h)	[ ]	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	[ ]	Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

13G/A

Item 4. Ownership

(a)	Amount beneficially owned.

See item 9 on Cover Page to this Schedule 13G/A.

(b)	Percent of class:

See item 11 on Cover Page to this Schedule 13G/A. The percentages reported are based on 65,754,296 shares of Common Stock outstanding as of the date of this Schedule 13G/A, and take into account the super voting rights afforded to the holders of Series A Preferred Stock (10 votes per share).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See item 5 on Cover Page to this Schedule 13G/A.

(ii)	Shared power to vote or to direct the vote

See item 6 on Cover Page to this Schedule 13G/A.

(iii)	Sole power to dispose or to direct the disposition of

See item 7 on Cover Page to this Schedule 13G/A.

(iv)	Shared power to dispose or to direct the disposition of

See item 8 on Cover Page to this Schedule 13G/A.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

13G/A

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

Special Note:

Please direct any questions you may have about this filing to my attorney, David E. Wise, Esq., WiseLaw, P.C., 9901 IH-10 West, Suite 800, San Antonio, Texas 78230. Tel.: (210) 323-6074.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 1, 2019

/s/ Muhunthan Canagasooryam
Signature

Muhunthan Canagasooryam
Name

An Individual